UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Quarterly Results – 3Q11” dated on November 10, 2011.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	November 10, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director



Results

January – September / 2011

Telefónica | vivo

WITH AN ADVANCED PROCESS OF OPERATIONS INTEGRATION AND INCREASED GROWTH IN MOBILE OPERATIONS, TELEFÔNICA BRASIL RECORDS R$ 3.6 BILLION IN PROFITS IN 9M11.

HIGHLIGHTS

Conclusion of the corporate integration process.

- With the approval of Regulators and the Board of Directors, the **corporate simplification process** has been concluded, accelerating financial gains and the capture of operational synergies. On October 3, 2011, the corporate name of Telecomunicações de São Paulo S.A. – TELESP was changed to Telefônica Brasil S.A.;
- **Total accesses** reached 82.4 million in the quarter (+13.4% y-o-y), 67.0 million of which in the mobile segment (+16.2% y-o-y) and 15.3 million in the fixed-line segment (+2.9% y-o-y);

Growth of the customer base and an improved postpaid and data mix, leveraged by 3G coverage leadership.

- Growth of 50.4% q-o-q and 72.1% y-o-y in **net additions in the mobile segment,** which totaled 3.0 million net additions in the quarter, a new Company record;
- Increased leadership in the postpaid and mobile data segments, with respective **market shares** of 36.8% (+1.5 p.p. y-o-y) and 43.0% (+5.0 p.p. y-o-y);
- Following the nationwide launch of the product, **Vivo Direto** is already capturing half the net additions in the segment of PTT (push to talk) in the Brazilian market;
- Acceleration in **total mobile ARPU**, reaching 3.6% in the annual comparison and 4.4% in the quarter;
- **3G** coverage continued to expand, reaching 1,557 municipalities in September 2011, increasing the leadership in comparison with competitors;

Accelerated net revenue growth from mobile services and maintenance in the fixed-line segment.

- **Mobile broadband** accesses grew by 44.8% y-o-y, with a 49.2% market share of net additions, while **fixed broadband accesses** moved up by 13.2% y-o-y to 3.6 million accesses;
- **Net service revenues** totaled R$ 8,036.4 million in 3Q11, 5.6% up y-o-y;
- Accelerated **net revenue** growth from **mobile services** (+19.3% y-o-y) and maintenance of net revenue growth from **fixed-line services** (+6.0% y-o-y), excluding intercompany eliminations;
- **Mobile Data and VAS revenues** has accelerated its annual growth, reaching 43.2% in 3Q11;
- Third-quarter **EBITDA** decreased by -0.8% y-o-y mainly due to the Company's bet in the long term growth through a strong commercial activity during the quarter, also boosted by the launch of new plans for the pre paid segment and of the PTT (push to talk) solution. Year-to-date EBITDA climbed by 6.4% over 9M10;
- The **EBITDA Margin** stood at 35.7% year-to-date (+0.2 p.p. y-o-y), and 34.2% in the quarter;

Deliberated dividends for the year of R$ 5.4 billion.

- **Operating cash flow** totaled R$ 6,315.6 million year-to-date;
- **Net income** came to R$ 3,610.1 million in the first nine months of 2011, 28.5% up y-o-y;
- Deliberated **dividends** for the year totaled R$ 5.4 billion.

Notes: (1) y-o-y: 12-month change and (2) q-o-q: change over the previous quarter.

HIGHLIGHTS - MOBILE AND FIXED

R$ million (with intercompanies)	Consolidated 3Q11	Combined 2Q11	Δ%	Combined 3Q10	Δ%	Accumulated Combined 2011	2010	Δ%
Net Operating Revenues	8,261.8	8,231.3	0.4	7,908.2	4.5	24,468.9	23,110.6	5.9
Net Operating Services Revenues	8,036.4	7,969.4	0.8	7,607.7	5.6	23,677.7	22,234.6	6.5
Net operating mobile services revenues	5,150.5	4,753.0	8.4	4,318.7	19.3	14,411.8	12,378.0	16.4
Net operating fixed revenues	4,203.8	4,211.9	(0.2)	3,965.1	6.0	12,381.7	11,753.4	5.3
Intercompanies	(1,317.8)	(995.5)	32.4	(676.2)	94.9	(3,115.8)	(1,896.8)	64.3
Net handset revenues	225.4	261.9	(14.0)	300.5	(25.0)	791.3	876.1	(9.7)
Operating costs	(5,437.3)	(5,168.6)	5.2	(5,061.0)	7.4	(15,741.9)	(14,907.5)	5.6
EBITDA	2,824.5	3,062.7	(7.8)	2,847.2	(0.8)	8,727.1	8,203.1	6.4
Margin%	34.2%	37.2%	(3.0) p.p.	36.0%	(1.8) p.p.	35.7%	35.5%	0.2 p.p.
Net income	1,332.2	1,149.4	15.9	1,249.3	6.6	3,610.1	2,810.5	28.5
Capex	1,226.3	1,849.4	(33.7)	1,222.2	0.3	3,788.6	2,858.7	32.5
Total number of accesses (thousand)	82,372	79,331	3.8	72,619	13.4	82,372	72,619	13.4
Mobile accesses	67,038	64,049	4.7	57,714	16.2	67,038	57,714	16.2
Fixed accesses	15,334	15,282	0.3	14,905	2.9	15,334	14,905	2.9
Montly Net Operating Revenues / Access (R$)	32.5	33.5	(2.9)	34.9	(6.9)	31.9	34.0	(6.1)

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for the third quarter of 2011, presented in accordance with international financial reporting standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee, effective on December 31, 2010. For comparative purposes, the 3Q10, 2011 YTD and 2010 YTD figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The following direct and indirect subsidiaries are consolidated in the Company: Vivo Participações S.A., Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreend. S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações. The results of the TVA pay TV business were consolidated in 2Q11. **In order to facilitate comparisons, Vivo's combined unaudited quarterly income statement for 2010 is attached as Appendix 1 of this report.**

Mobile Segment

OPERATING PERFORMANCE - MOBILE

Thousand	3Q11	2Q11	Δ%	3Q10	Δ%	Accumulated 2011	2010	Δ%
Mobile accesses	67,038	64,049	4.7	57,714	16.2	67,038	57,714	16.2
Postpaid	15,359	14,239	7.9	12,072	27.2	15,359	12,072	27.2
Prepaid	51,679	49,810	3.8	45,642	13.2	51,679	45,642	13.2
Market Share (*)	29.5%	29.5%	(0.0) p.p.	30.1%	(0.7) p.p.	29.5%	30.1%	(2.2) p.p.
Postpaid	36.8%	36.1%	0.7 p.p.	35.3%	1.5 p.p.	36.8%	35.3%	4.2 p.p.
Mobile broadband (modem and M2M)	43.0%	42.5%	0.5 p.p.	38.0%	5.0 p.p.	43.0%	38.0%	13.2 p.p.
Net additions	2,989	1,988	50.4	1,737	72.1	6,746	5,970	13.0
Market Share of net additions (*)	29.9%	29.1%	0.8 p.p.	27.4%	2.5 p.p.	27.6%	34.1%	(18.9) p.p.
Market penetration	116.5%	111.6%	4.9 p.p.	99.0%	17.5 p.p.	116.5%	99.0%	17.7 p.p.
Monthly churn	2.9%	2.8%	0.1 p.p.	2.9%	0.0	2.8%	2.7%	3.7 p.p.
ARPU (R$/month)	26.2	25.1	4.4	25.3	3.6	26.2	25.3	3.6
Voice ARPU	20.1	19.2	4.7	20.3	(1.0)	20.1	20.3	(1.0)
Data ARPU	6.1	5.9	3.4	4.9	24.5	6.1	4.9	24.5
Total traffic (minutes million)	24,947	22,431	11.2	19,600	27.3	24,947	19,600	27.3

(*) source: Anatel

Competitive advantage and successful commercial strategy resulted in a growth of the customer base and a better mix.

ARPU records y-o-y growth for the second consecutive quarter.

Traffic leveraged by growth of the customer base and campaigns to encourage use.

- **Total accesses** increased by 16.2% over 3Q10 to 67,038 thousand.
- **Market share** reached 29.5%, stable over the previous quarter.
- **Postpaid access market share** came to 36.8% in the quarter, while **broadband market share** (modems and M2M) totaled 43.0%, 5.0 p.p. up y-o-y. These growth were due, respectively, to the excellent performance of postpaid plan sales and the increased sale of 3G Internet access through smartphones and modems, mainly as a consequence of the quality of services and leadership in 3G coverage.
- **Total net additions** maintained their strong growth this quarter, moving up by 72.1% over 3Q10 and 50.4% over 2Q11, reaching around 3 million new accesses and a **net addition market share** of 29.9% in the quarter. Of the total new accesses, 37.5% were in the postpaid segment. Data recorded a 49.2% share of the net additions in the quarter.
- **ARPU** continued to grow, reaching R$ 26.2 for the quarter, 3.6% up y-o-y and 4.4% more than in 2Q11, thanks to higher long-distance traffic and an increase in data ARPU, which climbed by 24.5% over 3Q10.
- **Total traffic** grew by 27.3% y-o-y, mainly driven by on-net traffic and the evolution in long-distance calls, fueled by the Vivo Sempre promotion, launched on July 28.

NET OPERATING REVENUES - MOBILE

R$ million (without intercompanies)	Consolidated 3Q11	Consolidated 2Q11	Δ%	Combined 3Q10	Δ%	Accumulated Combined 2011	2010	Δ%
Net operating mobile revenues	5,375.9	5,015.0	7.2	4,619.3	16.4	15,203.1	13,254.1	14.7
Net service revenues	5,150.5	4,753.0	8.4	4,318.7	19.3	14,411.8	12,378.0	16.4
Access and Usage	1,956.6	1,891.3	3.4	1,889.2	3.6	5,704.2	5,398.1	5.7
Network usage	1,933.1	1,701.3	13.6	1,537.0	25.8	5,262.4	4,532.5	16.1
Data Revenues plus VAS	1,206.4	1,116.8	8.0	842.7	43.2	3,305.8	2,331.7	41.8
Messaging P2P	363.4	361.0	0.7	285.6	27.2	1,045.5	785.5	33.1
Internet	606.0	582.5	4.0	457.0	32.6	1,720.9	1,248.3	37.9
Other Data Revenues plus VAS	237.0	173.3	36.7	100.1	136.7	539.5	298.1	81.0
Other services	54.4	43.6	24.8	49.8	9.3	139.4	115.7	20.5
Net handset revenues	225.4	261.9	(13.9)	300.5	(25.0)	791.3	876.1	(9.7)

Mobile net revenues grew by 16.4% over 3Q10, excluding intercompany eliminations. Net service revenues in the quarter increased by 19.3% y-o-y and 16.4% in 9M11 annual comparison. Service revenues show an accelerated growth in the last five quarters.


Net Service Revenues
(Mobile business - yoy)
10.4%
12.5%
14.7%
15.1%
19.3%
3Q10
4Q10
1Q11
2Q11
3Q11

Long-distance traffic drives network usage revenue.

Access and usage revenues increased by 3.6% over 3Q10, maintaining the period growth trend, driven by higher usage in prepaid and postpaid customers. In year-to-date terms, these revenues climbed by 5.7% over 9M10.

Network usage (interconnection) revenues recorded y-o-y growth of 25.8%, mainly due to the increase in long-distance traffic.

Annual data revenue growth fueled by strong adoption of mobile broadband.

Revenues from **Data and VAS** (Value Added Services) climbed by 43.2% over 3Q10. Data performance is being leveraged by growth in the number of clients with 3G plans (+115% y-o-y), and the increase in SMS. Data and VAS revenues accounted for 23.4% of mobile service net revenues in the quarter, 3.9 p.p. up on the same period last year. Considering outgoing revenue only, Data and VAS accounted for 37.5% of service revenues in 3Q11, versus 30.3% in 3Q10.

SMS revenues continue to move up.

Mobile internet revenues increased by 32.6% in comparison with 3Q10 and 4.0% in relation to 2Q11, accounting for 50.2% of total data revenues, driven by incentives to use this service through smartphones and modems. Revenues from P2P messaging grew 27.2% in the year, due to ongoing

promotions encouraging SMS use. **Other data and VAS revenues** moved up by grew by 136.7% y-o-y, leveraged by the launch of innovative services such as financial services and applications, as well as massive interactivity promotions (P2A messaging).

FIXED SEGMENT

OPERATING PERFORMANCE - FIXED

Thousand	3Q11	2Q11	Δ%	3Q10	Δ%	Accumulated 2011	2010	Δ%
Fixed voice	11,090	11,130	(0.4)	11,303	(1.9)	11,090	11,303	(1.9)
Fixed broadband	3,551	3,470	2.3	3,137	13.2	3,551	3,137	13.2
Pay TV	693	682	1.6	466	48.8	693	466	48.8
Fixed accesses	15,334	15,282	0.3	14,905	2.9	15,334	14,905	2.9
% broadband over fixed voice accesses	32.0%	31.2%	0.8 p.p.	27.7%	4.3 p.p.	32.0%	27.7%	4.3 p.p.

Ratio of fixed broadband over fixed voice accesses increased from 27.7% in 3Q10 to 32.0% in 3Q11.

Growth in the commercial segment helped stabilize fixed voice lines.

- **Fixed-line accesses** closed 3Q11 at 15,334 thousand, 2.9% more than in the same period a year earlier. Important to point out the change in the service mix, with a substantial increase in the ratio of fixed broadband over fixed voice accesses, which climbed from 27.7% in 3Q10 to 32.0% in 3Q11.
- **Fixed broadband** clients increased by 13.2% over 3Q10, closing at 3,551 thousand. There were 81 thousand net additions in the quarter, less than in 2Q11 due to the increasingly competitive environment.
- **Fixed voice** accesses closed the quarter at 11,090 thousand, cooling to 13.0% the evolution of negative net additions in comparison with 2Q11, primarily due to the performance of the commercial segment. In the annual comparison, there was a decline of 1.9%, reflecting the strong operating performance in 3Q10.
- **Pay TV** accesses closed at 693 thousand for the quarter, 48.8% up y-o-y, with lower churn. It is worth noting that TVA's pay TV results and customer base were consolidated as of 2Q11. Excluding this consolidation, 3Q11 would have recorded organic y-o-y growth of 77 thousand accesses.

NET OPERATING REVENUES - FIXED

R$ million *(without intercompanies)*	Consolidated 3Q11	Consolidated 2Q11	Δ%	Combined 3Q10	Δ%	Accumulated Combined 2011	 2010	 Δ%
Net operating fixed revenues	4,203.8	4,211.9	(0.2)	3,965.1	6.0	12,381.7	11,753.4	5.3
Fixed voice and accesses	2,770.3	2,707.4	2.3	2,678.0	3.4	8,154.4	8,022.8	1.6
Interconnection	132.9	129.5	2.7	124.9	6.4	389.0	379.0	2.7
Data transmission	901.9	895.6	0.7	836.6	7.8	2,644.0	2,377.8	11.2
Pay TV	177.2	188.7	(6.1)	102.8	72.4	474.5	306.8	54.6
Others services	221.4	290.7	(23.8)	222.8	(0.6)	719.8	667.0	7.9

Net revenues from the fixed-line business experienced an annual increase of 6.0% without intercompany eliminations, mainly impacted by the increase in long-distance revenue due to the upturn in mobile-originated traffic, partially offset by the decrease in fixed-line-originated local voice revenue.

Continuous increase in national mobile-originated traffic through the use of "15", driven by promotional campaigns.

Voice and accesses revenues increased by 3.4% in relation to 3Q10, thanks to the growth in mobile-originated long-distance traffic leveraged by the launch of Vivo Sempre.

Including the effects of intercompany consolidation, voice and accesses revenues fell by 6.1% in relation to 3Q10, due to the decline in outgoing fixed-line-originated traffic and the reduced number of fixed voice accesses.

Network usage revenues were 6.4% higher than 3Q10, reflecting the increase in incoming traffic.

Data revenues record y-o-y growth of 7.8%.

Data revenues increased by 7.8% in relation to 3Q10, despite the increasingly competitive environment. This positive evolution results from the Company's commitment to quality and its efforts on the sales front, reflected in an increase in the customer base, mainly driven by data's strong performance in the corporate segment. Similarly, year-to-date data revenues climbed by 11.2% over 9M10.

Considering the consolidated result, after eliminating intercompanies revenues, data revenues accounted for 22.7% of service revenues in 3Q11, 1.9 p.p. up on the same period last year.

Consolidation of TVA's pay TV business as of 2Q11.

Third-quarter **Pay TV** revenues recorded y-o-y growth of 72.4%, mainly due to the **consolidation of TVA's pay TV business as of 2Q11**. Excluding this effect, these revenues would have increased by 10.1% over 3Q10.

Other Revenues remained flat y-o-y, primarily due to the increased supply of integrated solutions for the corporate segment, partially offset by lower revenues from value-added services.

CONSOLIDATED OPERATING COSTS

COMBINED FOR 3Q10

OPERATING COSTS - MOBILE AND FIXED

R$ million (with intercompanies)	Consolidated 3Q11	Consolidated 2Q11	Δ%	Combined 3Q10	Δ%	Accumulated Combined 2011	Accumulated Combined 2010	Δ%
Operating costs	(5,437.3)	(5,168.6)	5.2	(5,061.0)	7.4	(15,741.9)	(14,907.5)	5.6
Personnel	(581.3)	(555.2)	4.7	(508.0)	14.4	(1,677.6)	(1,462.5)	14.7
Costs of services rendered	(2,623.4)	(2,496.7)	5.1	(2,433.0)	7.8	(7,604.3)	(7,281.1)	4.4
Interconnection	(1,146.9)	(1,135.2)	1.0	(1,109.3)	3.4	(3,385.7)	(3,396.6)	(0.3)
Taxes and contributions	(452.2)	(421.1)	7.4	(373.6)	21.0	(1,281.5)	(1,111.7)	15.3
Third-party services	(721.2)	(669.0)	7.8	(679.7)	6.1	(2,104.6)	(1,987.7)	5.9
Others	(303.1)	(271.5)	11.6	(270.4)	12.1	(832.6)	(785.0)	6.1
Cost of goods sold	(451.0)	(426.3)	5.8	(473.4)	(4.7)	(1,352.3)	(1,365.4)	(1.0)
Selling expenses	(1,528.6)	(1,504.9)	1.6	(1,388.1)	10.1	(4,419.7)	(4,134.4)	6.9
Provision for bad debt	(152.1)	(132.1)	15.2	(123.9)	22.8	(427.6)	(430.9)	(0.8)
Third-party services	(1,238.0)	(1,235.8)	0.2	(1,134.3)	9.1	(3,601.5)	(3,262.9)	10.4
Others	(138.5)	(137.0)	1.1	(130.0)	6.5	(390.5)	(440.6)	(11.4)
General and administrative expenses	(306.8)	(292.5)	4.9	(286.2)	7.2	(875.4)	(855.5)	2.3
Third-party services	(241.2)	(246.7)	(2.2)	(235.6)	2.4	(712.1)	(696.2)	2.3
Others	(65.6)	(45.8)	43.2	(50.6)	29.7	(163.3)	(159.3)	2.5
Other operating revenue (expenses), net	53.8	107.9	(50.1)	32.2	67.3	187.4	187.6	(0.1)
Investment gains (losses)	-	(0.8)	n.a.	(4.4)	n.a.	-	3.8	n.a.


Operating Costs
(with intercompanies)
7.4%
5.2%
3Q10
2Q11
3Q11

Total operating costs, excluding depreciation and amortization, came to R$ 5,437.3 million in 3Q11, 7.4% up when compared to the 3Q10 mainly due to the higher cost of services rendered.

Control of structural costs helped maintain profitable growth.

Increased commercial activity and the launch of new products push up selling expenses.

Personnel costs increased 14.4% y-o-y in 3Q11, due to the consolidation of TVA's workforce in 2Q11 and the collective agreement in September.

The **cost of services rendered** climbed by 7.8% over 3Q10, mainly due to growth in the customer base and its increased activity, reflected in higher expenses with Fistel, Fust, Funtel and network usage, as well as higher rent expenses due to the expansion of 3G coverage.

The **cost of goods sold** fell by 4.7% y-o-y in 3Q11, due to the increase in sales of naked SIM cards', with a subsequent reduction in mobile SAC, as well as the maintenance of the restrictive subsidy concession policy, which ties expenditure to the expected usage profile of each customer.

Selling expenses climbed by 10.1% over 3Q10, pushed by increased expenditure on third-party services, particularly those related to advertising, as a result of the commercial launch of the Vivo Direto and Vivo Sempre products, and commissioning, due to the higher number of additions in comparison with the same period last year.

Default remained under control, with PDA equivalent to 1.2% of total gross revenues.

The **Provision for Doubtful Accounts (PDA)** totaled R$ 152.1 million in 3Q11, corresponding to 1.2% of total gross revenues, higher than the 1.1% registered in 3Q10, reflecting increased default in the individual segment, although in a very low level. However, default continued to decline in the corporate segment.

General and administrative expenses increased by 7.2% y-o-y in 3Q11, due to increased costs from third-party services, and by 2.3% y-o-y in the first nine months for the same reason.

Other net operating revenues/expenses recorded revenues of R$ 53.8 million in the quarter. The amount is R$ 21.6 million higher in comparison to 3Q10, explained by assets sales in 3Q11, partially offset by higher civil contingencies in the quarter.

EBITDA

YTD EBITDA margin of 35.7%, stable annually.

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 2,824.5 million in 3Q11, almost stable in relation to the 3Q10 figure, with an EBITDA Margin of 34.2% (-1.8 p.p. y-o-y). The 3Q11 result was mainly due to the increase in selling expenses, fueled by higher commercial activity and product launches. In contrast, data service revenue stood out by the positive contribution in the period.

Despite the above-mentioned upturn in commercial activity and the product launches in the third quarter, the 9M11 **EBITDA Margin** remained stable (35.7% versus 35.5% in 3Q10).

Depreciation and Amortization

DEPRECIATION - MOBILE AND FIXED

R$ million *(with intercompanies)*	Consolidated 3Q11	Consolidated 2Q11	Δ%	Combined 3Q10	Δ%	Accumulated Combined 2011	2010	Δ%
EBITDA	2,824.5	3,062.7	(7.8)	2,847.2	(0.8)	8,727.1	8,203.1	6.4
Depreciation and Amortization	(1,396.0)	(1,329.3)	5.0	(1,042.3)	33.9	(3,809.6)	(3,659.8)	4.1
Depreciation	(950.8)	(901.2)	5.5	(791.0)	20.2	(2,702.4)	(2,872.4)	(5.9)
Goodwil amortization	(201.8)	(196.6)	2.7	-	n.a.	(398.4)	-	n.a.
Others amortizations	(243.3)	(231.5)	5.1	(251.4)	(3.2)	(708.9)	(787.4)	(10.0)
EBIT	1,428.6	1,733.4	(17.6)	1,804.8	(20.8)	4,917.4	4,543.3	8.2

Depreciation and amortization grew by 33.9% between 3Q10 and 3Q11, mainly due to an increase in expenses with amortization of goodwill.

Financial Result

NET FINANCIAL INCOME - MOBILE AND FIXED

R$ million *(with intercompanies)*	Consolidated 3Q11	Consolidated 2Q11	Δ%	Combined 3Q10	Δ%	Accumulated Combined 2011	2010	Δ%
Net Financial Income	(40.7)	(33.4)	21.8	(76.6)	(46.9)	(86.0)	(311.0)	(72.4)
Financial Revenues	382.1	284.1	34.5	181.2	110.9	908.5	598.0	51.9
Income from Financial Transactions	100.7	110.5	(8.8)	76.0	32.5	321.6	218.5	47.2
Monetary and exchange variations	194.1	129.7	49.6	62.9	208.6	392.9	194.9	101.6
Other financial revenues	87.4	43.9	98.8	42.3	106.3	194.0	186.3	4.1
(-) Pis and Cofins taxes	-	-	n.a.	-	n.a.	-	(1.6)	n.a.
Financial Expenses	(422.8)	(317.5)	33.2	(257.8)	64.0	(994.5)	(909.1)	9.4
Financial Expenses	(243.2)	(178.5)	36.2	(213.9)	13.7	(606.7)	(757.1)	(19.9)
Monetary and exchange variations	(179.6)	(131.6)	36.5	(44.1)	306.9	(382.7)	(154.9)	147.1
Other financial expenses	-	(7.4)	n.a.	0.2	n.a.	(5.0)	2.9	n.a.

The **net financial expense** fell by R$ 35.9 million y-o-y in the third quarter and by R$ 225.1 million y-o-y in the first nine months, due to the reduction in net debt, higher returns from financial investments and lower costs with financial liabilities.

NET INCOME

Net income moves up 28.5% over 9M10.

Net Income totaled R$ 1,332.2 million in 3Q11, 6.6% up on 3Q10 and 15.9% more than in 2Q11, reflecting the maintenance of the operating result combined to the improved financial result. The announcement of interest on own capital in the amount of R$ 1,250.0 million in September, 2011 raised income for the quarter by R$ 452.9 million. Net income in 9M11 totaled R$ 3,610.1 million, 28.5% up y-o-y.


1,249
23
354
36
423
1,332
Net Result 3Q10
EBITDA
D&A
Financial Result
Taxes
Net Result 3Q11

CAPEX

CAPEX - MOBILE AND FIXED

R$ million	Consolidated 3Q11	Consolidated 2Q11	Combined 3Q10	Accumulated Combined 2011	2010
Network	908.4	705.0	931.0	2,093.7	2,126.8
Technology / Information System	161.8	164.9	157.4	464.4	377.9
Products and Services, Channels, Administrative and others	156.2	979.6	133.9	1,230.5	354.0
Total	1,226.3	1,849.4	1,222.2	3,788.6	2,858.7

Signature of the license authorization agreements impacted year-to-date Capex by R$ 811.8 million.

Capex totaled R$ 1,226.3 million in 3Q11, lower than the previous three months due to the May 2011 signature of the authorization agreements for the licenses acquired by Vivo in Anatel's December 2010 auction, totaling R$ 811.8 million. When compared to 3Q10 the Capex remained stable. Third-quarter investments focused on IT and increasing network capacity and quality, as well as commercial expenses to support the growth of the customer base. Year-to-date investments totaled R$ 3,788.6 million.

Excluding licenses, the accumulated Capex over net operating revenues remained stable y-o-y, reaching 12.2%.

Cash Flow

STATEMENTS OF CASH FLOWS - MOBILE AND FIXED

R$ milion	3Q11	2Q11	Δ R$ 3Q11 x 2Q11	3Q10	Δ R$ 3Q11 x 3Q10	Accumulated 2011	Accumulated 2010	Δ R$ 2011 x 2010
Cash generation provided by operating activities	2,387.2	2,270.8	116.4	2,431.6	(44.4)	6,315.6	6,172.5	143.1
Cash applied by investing activities	(1,021.1)	(1,042.8)	21.7	(890.5)	(130.6)	(3,380.2)	(2,431.8)	(948.4)
Cash flow after investing activities	1,366.1	1,228.0	138.1	1,541.1	(175.0)	2,935.4	3,740.7	(805.3)
Cash applied by financing activities	(892.6)	(2,851.8)	1,959.2	(411.2)	(481.4)	(3,499.4)	(3,808.8)	309.4
Cash flow after financing activities	473.5	(1,623.8)	2,097.3	1,129.9	(656.4)	(564.0)	(68.1)	(495.9)
Cash and Equivalents at the beginning	2,660.0	4,283.8	(1,623.8)	2,337.6	322.4	3,697.5	3,535.6	161.9
Cash and Equivalents at the end	3,133.6	2,660.0	473.6	3,467.5	(333.9)	3,133.5	3,467.5	(334.0)

YTD operating cash generation in the amount of R$ 6,315.6 million.

The **cash flow after investment activities** increased by R$ 138.1 million in relation to 2Q11, due to the increase of R$ 116.4 million in operating cash generation, which resulted, mainly, from the higher volume of operating cash generated in the period.

In relation to 3Q10, **cash after investments** decreased by R$ 175.0 million, due to the higher volume of payments of Capex in the period in the amount of R$ 130.6 million combined with the lower operating cash generation in the amount of R$ 44.4 million.

In the comparison of 3Q11 over 2Q11, the **cash used in financing activities** was R$ 1,959.2 million lower due primarily to lower dividend payments and interest on capital in the period as well as amortization of debt from financial institutions.

INDEBTEDNESS

LOANS AND FINANCING - MOBILE AND FIXED

(R$ million)

September 2011						
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total
Local currency						
BNDES	UR TJLP	TJLP + 1.73% until 4.3%	Until 2015	724.7	1,676.8	2,401.5
BNDES	R$	4.5% until 5.5%	Until 2020	10.5	150.9	161.4
BNB	R$	10.00%	Until 2016	102.9	353.5	456.4
Debêntures	R$	106% until 112% of CDI	Until 2013	402.8	738.0	1,140.8
Debêntures	R$	IPCA + 0.5% until IPCA + 7%	Until 2021	5.6	152.6	158.2
Others	-	-	Until 2018	3.2	0.7	3.9
Foreign currency						
BEI	US$	4.18% and 4.47%	Until 2015	28.2	663.8	692.0
Mediocrédito	US$	1.75%	Until 2014	5.7	8.0	13.7
Emission cost					(2.3)	(2.3)
Total				1,283.6	3,742.0	5,025.6

SCHEDULE OF OBLIGATIONS

(R$ million)

September 2011	
Year	Amount
2012	318.1
2013	1,516.2
2014	1,006.0
2015	702.1
After 2016	199.6
Total	3,742.0

NET FINANCIAL DEBT - MOBILE AND FIXED

R$ million	September'11	June'11	September'10
Short-term Debt	1,283.6	1,890.4	1,231.5
Long-term Debt	3,742.0	3,830.8	4,980.9
Total Debt	5,025.6	5,721.2	6,212.4
Cash and cash equivalents	(3,133.6)	(2,660.0)	(3,521.9)
Net derivatives position	30.9	152.5	44.0
Net debt	1,923.0	3,213.8	2,734.5
Net debt/Ebitda	0.16	0.27	0.25


R$ million
Indebtedness
8.000
6.000
4.000
2.000
0
Sep-10
-19.1%
Sep-11
ST
20%
LT
80%
Sep-10
Sep-11
-29.7%
ST
26%
LT
74%
Total Debt
Net Debt
Net Debt
Total Debt

The Company ended 3Q11 with **gross debt** of R$ 5,025.6 million, 14.0% of which denominated in foreign currency. The debt's foreign exchange exposure is 100% protected by hedge transactions. **Net debt** totaled R$ 1,923.0 million in September 2011, representing 0.16 of EBITDA in the last 12 months.

CAPITAL MARKETS

VIVT3 and VIVT4 appreciated by 16.1% and 20.0%, respectively, versus a 24.6% decline for the Ibovespa.

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the Securities, Commodities and Futures Exchange (BM&FBOVESPA) under the tickers VIVT3 and VIVT4, respectively. It also has ADRs traded on the NYSE under the symbol VIV.

VIVT3 and VIVT4 closed the quarter at R$ 43.89 and R$ 49.80, respectively, recording y-o-y increases of 16.1% and 20.0%, versus a 24.6% decline for the Bovespa Index (Ibovespa). The Company's ADRs appreciated by 8.3%, ending the quarter at US$ 26.45, versus the Dow Jones's 1.2% upturn.

Considering accrued dividends for the year since the last shareholders' meeting, together with the period appreciation, VIVT3 and VIVT4 recorded total shareholder returns (TSR) of 31.8% and 35.0%, respectively.

In the third quarter, VIVT3 and VIVT4 daily traded volume averaged R$ 1,017.5 thousand and R$ 41,129.5 thousand, respectively, while daily traded ADR volume averaged US$ 36,269.6 thousand.

The graph below shows share performance over the last 12 months.


Telefônica Brasil's stocks performance
(Base 100 on 09/30/2010)
150
100
50
set-10
dez-10
mar-11
jun-11
set-11
VIVT4
VIVT3
VIV
Dow Jones
Ibovespa

Dividends

Completion of the corporate integration process.

The Extraordinary Shareholders' Meeting of Telecomunicações de São Paulo S.A. – Telesp, held on October 3, 2011, approved the incorporation of Vivo Participações S.A. and its subsequent extinction and a change in Telesp's corporate name to Telefônica Brasil S.A.

The dividends declared by the Companies in 2010 and 2011 are shown in the following tables:

Telesp

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends	09/13/2011	09/30/2011	382.4	382.4	ON	0.319059	0.319059	11/03/2011
					PN	0.350965	0.350965	
Interest on Own Capital	09/13/2011	09/30/2011	1,250.0	1,062.5	ON	1.042948	0.886506	11/03/2011
					PN	1.147243	0.975157	
Dividends	03/18/2011	03/18/2011	264.8	264.8	ON	0.490765	0.490765	11/03/2011
					PN	0.539842	0.539842	
Dividends	03/18/2011	03/18/2011	1,429.3	1,429.3	ON	2.648987	2.648987	05/20/2011
					PN	2.913886	2.913886	

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital	12/14/2010	12/30/2010	202.0	171.7	ON	0.374376	0.318219	05/20/2011
					PN	0.411813	0.350041	
Interest on Own Capital	09/29/2010	09/30/2010	390.0	331.5	ON	0.722805	0.614384	12/13/2010
					PN	0.795085	0.675823	
Dividends	09/29/2010	09/30/2010	196.4	196.4	ON	0.363914	0.363914	12/13/2010
					PN	0.400305	0.400305	
Dividends	04/07/2010	04/07/2010	451.6	451.6	ON	0.837055	0.837055	12/13/2010
					PN	0.920760	0.920760	
Dividends	04/07/2010	04/07/2010	800.0	800.0	ON	1.482677	1.482677	04/26/2010
					PN	1.630944	1.630944	

Vivo

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends	03/31/2011	03/31/2011	1,051.9	1,051.9	ON	2.632505	2.632505	11/03/2011
					PN	2.632505	2.632505	
Dividends	03/31/2011	03/31/2011	1,051.9	1,051.9	ON	2.632505	2.632505	06/02/2011
					PN	2.632505	2.632505	

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital	12/17/2010	12/30/2010	110.0	93.5	ON	0.275282	0.233990	11/03/2011
					PN	0.275282	0.233990	
Interest on Own Capital	12/17/2010	12/30/2010	110.0	93.5	ON	0.275282	0.233990	06/02/2011
					PN	0.275282	0.233990	
Interest on Own Capital	12/15/2009	12/30/2009	52.1	44.2	ON	0.130303	0.110758	10/25/2010
					PN	0.130303	0.110758	
Interest on Own Capital	12/15/2009	12/30/2009	52.1	44.2	ON	0.130303	0.110758	04/19/2010
					PN	0.130303	0.110758	
Dividends	02/09/2010	02/26/2010	365.2	365.2	ON	0.913892	0.913892	10/25/2010
					PN	0.913892	0.913892	
Dividends	02/09/2010	02/26/2010	365.2	365.2	ON	0.913892	0.913892	04/19/2010
					PN	0.913892	0.913892	

ADDITIONAL NOTES

Recent corporate event.

Pursuant to the provisions in the Private Agreement for Convergence, Purchase and Sale of Businesses, Assets, Shares and Other Covenants, entered into on October 29, 2006 between Telesp and Abril Comunicações S.A., Tevecap S.A., TVA Sistema de Televisão S.A. and Rede Ajato S.A., having as intervening parties Abril S.A., Navytree Participações Ltda., GTR Participações Ltda., Comercial Cabo TV São Paulo S.A., TVA Sul Paraná S.A. and TVA Brasil Radioenlaces Ltda., the Company purchased, on September 29, 2011, 68,533,233 common shares, representing 49% of the referred class of shares in Lemontree Participações S.A., which, on its turn, is the holder of 80.1% of the common shares in Comercial Cabo TV São Paulo S.A.

On October 21, 2011, the Company informs its shareholders and the market in general that it has notified GTR Participações Ltda. about its intention to exercise the call option of Lemontree Participações S.A. common shares and GTR-T Participações e Emprendimentos S.A. common shares, property remnants of these, corresponding to 100% of the common shares of such companies subject to the transfer of the respective shares, through prior approval of ANATEL. After the implementation of this operation, Telefônica Brasil will be the controller of Comercial Cabo TV São Paulo S.A. and of TVA Sul Paraná S.A.

More information is available on the Company's investor relations site: http://www.telefonica.com.br/investidores.

Subsequent event.

On November 7th, 2011, the Company announces its shareholders and the market in general that on this date the members of the Company´s Board of Directors approved the acquisition of common and preffered shares issued by the own Company for subsequent cancellation, disposal or maintenance in treasury, without reduction in the capital stock, for the purpose of increasing shareholder value. The repurchase will be effected through the use of part of the existing capital reserve on June 30, 2011, except the reserves referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80.

Beginning from the deliberation date of the Board of Directors, remaining in force until November 6th, 2012, being the acquisitions carried out in BM&FBOVESPA at market prices and as responsibility of the Board to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits until a maximum of 2,912,734 common shares and until a maximum of 25,207,477 preferred shares.

Breakdown of capital stock.

CAPITAL STRUCTURE COMPOSITION

As of September 30, 2011	Common	Preferred	Total
Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,226,500	262,258,685	293,485,185
	8.18%	35.25%	26.07%
Treasury shares	233,240	1,131,546	1,364,786
	0.06%	0.15%	0.12%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	37.75
Capital stock - in thousands of R$ (as of 9/30/11):	37,798,110

Tariff increases.

Fixed-Fixed Tariffs – On October 5, 2010, through Edicts 6418 and 6419, the National Telecommunications Agency (ANATEL) ratified a 0.66% tariff increase as of October 8, 2010 for the Fixed Switched Telephone Service (STFC), in accordance with the criteria established in the Local and National Long-Distance Concession Contracts.

Fixed-Mobile Tariffs – On February 9, 2010, through Edict 971, ANATEL approved a 0.98% tariff increase for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III, accompanied by a 0.67% increase in the fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3. The new tariffs became effective on February 13, 2010.

INCOME STATEMENT - MOBILE AND FIXED

R$ million (with intercompanies)	Consolidated 3Q11	Consolidated 2Q11	Δ%	Combined 3Q10	Δ%	Accumulated Combined 2011	2010	Δ%
Gross operating revenues	12,319.3	12,116.0	1.7	11,578.8	6.4	36,212.8	33,752.5	7.3
Gross mobile revenues	6,572.4	6,373.4	3.1	5,967.8	10.1	19,091.4	17,242.2	10.7
Gross fixed revenues	5,746.9	5,742.6	0.1	5,611.1	2.4	17,121.4	16,510.3	3.7
Deductions - taxes and others	(4,057.5)	(3,884.7)	4.4	(3,670.6)	10.5	(11,743.9)	(10,641.9)	10.4
Net Operating Revenues	8,261.8	8,231.3	0.4	7,908.2	4.5	24,468.9	23,110.6	5.9
Mobile	4,410.9	4,294.6	2.7	4,039.6	9.2	12,869.9	11,636.3	10.6
Fixed	3,850.9	3,936.8	(2.2)	3,868.6	(0.5)	11,599.1	11,474.4	1.1
Operating costs	(5,437.3)	(5,168.6)	5.2	(5,061.0)	7.4	(15,741.9)	(14,907.5)	5.6
Personnel	(581.3)	(555.2)	4.7	(508.0)	14.4	(1,677.6)	(1,462.5)	14.7
Costs of services rendered	(2,623.4)	(2,496.7)	5.1	(2,433.0)	7.8	(7,604.3)	(7,281.1)	4.4
Interconnection	(1,146.9)	(1,135.2)	1.0	(1,109.3)	3.4	(3,385.7)	(3,396.6)	(0.3)
Taxes and contributions	(452.2)	(421.1)	7.4	(373.6)	21.0	(1,281.5)	(1,111.7)	15.3
Third-party services	(721.2)	(669.0)	7.8	(679.7)	6.1	(2,104.6)	(1,987.7)	5.9
Others	(303.1)	(271.5)	11.6	(270.4)	12.1	(832.6)	(785.0)	6.1
Cost of goods sold	(451.0)	(426.3)	5.8	(473.4)	(4.7)	(1,352.3)	(1,365.4)	(1.0)
Selling expenses	(1,528.6)	(1,504.9)	1.6	(1,388.1)	10.1	(4,419.7)	(4,134.4)	6.9
Provision for bad debt	(152.1)	(132.1)	15.2	(123.9)	22.8	(427.6)	(430.9)	(0.8)
Third-party services	(1,238.0)	(1,235.8)	0.2	(1,134.3)	9.1	(3,601.5)	(3,262.9)	10.4
Others	(138.5)	(137.0)	1.1	(130.0)	6.5	(390.5)	(440.6)	(11.4)
General and administrative expenses	(306.8)	(292.5)	4.9	(286.2)	7.2	(875.4)	(855.5)	2.3
Third-party services	(241.2)	(246.7)	(2.2)	(235.6)	2.4	(712.1)	(696.2)	2.3
Others	(65.6)	(45.8)	43.2	(50.6)	29.7	(163.3)	(159.3)	2.5
Other operating revenue (expenses), net	53.8	107.9	(50.1)	32.2	67.3	187.4	187.6	(0.1)
Investment gains (losses)	-	(0.8)	n.a.	(4.4)	n.a.	-	3.8	n.a.
EBITDA	2,824.5	3,062.7	(7.8)	2,847.2	(0.8)	8,727.1	8,203.1	6.4
Margin %	34.2%	37.2%	(3.0) p.p.	36.0%	(1.8) p.p.	35.7%	35.5%	0.2 p.p.
Depreciation and Amortization	(1,396.0)	(1,329.3)	5.0	(1,042.3)	33.9	(3,809.6)	(3,659.8)	4.1
Depreciation	(950.8)	(901.2)	5.5	(791.0)	20.2	(2,702.4)	(2,872.4)	(5.9)
Goodwil amortization	(201.8)	(196.6)	2.7	-	n.a.	(398.4)	-	n.a.
Others amortizations	(243.3)	(231.5)	5.1	(251.4)	(3.2)	(708.9)	(787.4)	(10.0)
EBIT	1,428.6	1,733.4	(17.6)	1,804.8	(20.8)	4,917.4	4,543.3	8.2
Net Financial Income	(40.7)	(33.4)	21.8	(76.6)	(46.9)	(86.0)	(311.0)	(72.4)
Financial Revenues	382.1	284.1	34.5	181.2	110.9	908.5	598.0	51.9
Income from Financial Transactions	100.7	110.5	(8.8)	76.0	32.5	321.6	218.5	47.2
Monetary and exchange variations	194.1	129.7	49.6	62.9	208.6	392.9	194.9	101.6
Other financial revenues	87.4	43.9	98.8	42.3	106.3	194.0	186.3	4.1
(-) Pis and Cofins taxes	-	-	n.a.	-	n.a.	-	(1.6)	n.a.
Financial Expenses	(422.8)	(317.5)	33.2	(257.8)	64.0	(994.5)	(909.1)	9.4
Financial Expenses	(243.2)	(178.5)	36.2	(213.9)	13.7	(606.7)	(757.1)	(19.9)
Monetary and exchange variations	(179.6)	(131.6)	36.5	(44.1)	306.9	(382.7)	(154.9)	147.1
Other financial expenses	-	(7.4)	n.a.	0.2	n.a.	(5.0)	2.9	n.a.
Taxes	(55.7)	(550.6)	(89.9)	(479.0)	(88.4)	(1,221.4)	(1,421.8)	(14.1)
Net income	1,332.2	1,149.4	15.9	1,249.3	6.6	3,610.1	2,810.5	28.5

BALANCE SHEET - MOBILE AND FIXED

R$ million *(with intercompanies)*	Consolidated June/11	Combined December/10	Δ%
ASSETS	67,845.3	62,235.6	9.0
Current assets	11,874.6	11,299.5	5.1
Cash and cash equivalents	3,133.6	3,697.5	(15.3)
Net accounts receivable from customers	5,018.0	4,712.1	6.5
Supply	496.8	365.4	36.0
Decoverable taxes	2,275.0	1,662.7	36.8
Bail of legal proceedings	129.2	138.9	(7.0)
Derivatives operations	2.9	0.2	n.a.
Prepaid expenses	405.9	224.3	81.0
Credit from associated companies	44.0	172.8	(74.5)
Other assets	369.3	325.6	13.4
Non-Current Assets	55,970.7	50,936.1	9.9
Long-term assets	4,999.9	6,835.2	(26.9)
Accounts receivable from customers	83.2	67.3	23.6
Financial Investments	107.0	93.0	15.1
Decoverable taxes	1,192.5	1,364.8	(12.6)
Deffered taxes	-	2,293.4	n.a.
Bail of legal proceedings	3,265.6	2,711.8	20.4
Derivatives operations	140.4	108.0	30.0
Credit from associated companies	18.2	16.5	10.3
Other assets	193.0	180.4	7.0
Investments	35.1	100.8	(65.2)
Net Permanent Assets	16,403.1	16,525.1	(0.7)
Net Intangible	34,532.6	27,475.0	25.7
LIABILITIES	67,845.3	62,235.6	9.0
Current liabilities	14,521.0	11,815.6	22.9
Payroll and related charges	572.0	590.3	(3.1)
Suppliers	4,923.3	5,618.0	(12.4)
Taxes	1,954.5	1,846.6	5.8
Loans and financing	875.2	903.0	(3.1)
Debentures	408.4	233.1	75.2
Dividends and interest on capital	3,230.4	943.6	242.3
Provisions	413.1	360.3	14.7
Derivatives operations	42.8	53.0	(19.2)
Payables to associated companies	47.5	52.8	(10.1)
Deferred revenues	694.1	651.9	6.5
Other liabilities	1,359.7	563.0	141.5
Non-Current Liabilities	10,832.7	7,530.3	43.9
Taxes	1,556.0	1,228.3	26.8
Deferred taxes	3,471.0	-	n.a.
Loans and financing	2,853.7	3,389.5	(15.8)
Debentures	888.3	1,214.0	(26.8)
Provisions	1,653.8	1,295.3	27.7
Derivatives operations	66.0	109.4	(39.7)
Payables to associated companies	5.2	10.7	(51.4)
Deferred revenues	125.4	60.6	106.9
Other liabilities	211.3	222.5	(5.0)
Minority interest	4.7	-	n.a.
Shareholders' equity	42,486.9	42,889.7	(0.9)
Capital Stock	37,798.1	37,798.1	0.0
Capital Reserve	2,736.9	2,733.6	0.1
Profit Reserve	659.6	659.6	-
Premium for the stake acquisition	(29.9)	-	n.a.
Retained earnings	1,317.0	-	n.a.
Other comprehensive income	5.3	4.4	19.8
Additional dividends proposed	-	1,694.1	n.a.

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute	
		Residential	Non-residential	Trunk Line	Credit		Basic	PASOO
Jul 3, 2005	88.01	38.13	62.52	62.52	0.1165	0.14728		
Jul 14, 2006	106.81	37.98	65.12	65.12	0.1160	0.14672	0.09557	0.03667
Jul 20, 2007	109.16	38.80	66.55	66.55	0.1185	0.14995	0.09767	0.03747
Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859
Sep 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.a.	0.10158	0.03899
Oct 8, 2010	114.28	40.60	69.67	69.67	0.1230	n.a.	0.10224	0.03924

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 3, 2005	0.155	0.248	0.340	0.414
Jul 20, 2006	0.143	0.221	0.310	0.414
Jul 20, 2007	0.146	0.224	0.320	0.414
Jul 24, 2008	0.146	0.228	0.340	0.428
Sep 16, 2009	0.146	0.228	0.340	0.437
Oct 8, 2010	0.14658	0.22902	0.34189	0.44009

INTERCONNECTION TARIFFS
(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile
	TU-RL	TU-RIU	VUM
Jun 12, 2005			0,36564-0,43513
Jul 3, 2005	0.045	0.121	
Jan 1, 2006	0.036	0,095 (*)	
Mar 31, 2006			
Jul 14, 2006	0.035		
Jul 20, 2006	0.028	0,10185(*)	
Jul 20, 2007	0.029	0,10185(*)	0,37387-0,44493
Jul 24, 2008	0.030	0,11601(*)	0,39603-0,47130
Sep 16, 2009	0.03008	0,11573 (*)	
Feb 13, 2010			0,39868-0,47130
Oct 8, 2010	0.02792	0,11737 (*)	

(*) Average of the 4 time-periods.

FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)

Fixed-Mobile		
VC-1	VC-2	VC-3
0,65714-0,73486		
	1.462	1.663
0,67875-0,75903	1.510	1.718
0,69918-0,78187	1.555	1.770
0,70601-0,78950	1.57055	1.78699

Notes:

a) Effective as of October 8, 2010, the maximum Local Service Basic Plan net tariffs, as per Anatel Edict 6419 of October 5, 2010, was increased by 0.66% throughout sectors 31, 32 and 34, incorporating the productivity gain of 2.633%, in accordance with the Concession Agreement.

b) Effective as of October 8, 2010, the maximum Domestic Long-Distance Service, as per Anatel Edict 6418 of October 5, 2010, was increased by an average of 0.66% throughout sectors 31, 32 and 34, incorporating the productivity gain of 2.633%, in accordance with the Concession Agreement.

c) Effective as of February 13, 2010, the Fixed-to-Mobile tariffs, as per Anatel Edict 971 of February 9, 2010, were increased by 0.98% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III, accompanied by a 0.67% increase in the fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3.

3Q11 Conference Call

In English

Date: Thursday, November 10th, 2011

Time: 12:00 pm (Brasília) and 9:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mz-ir.com/publico.aspx?codplataforma=3251

A replay of the conference call can be accessed until November 18, 2011, by dialing +1 (412) 317-0088, Code: 10005664#, or by visiting our website.

Telefônica Brasil - Investor Relations

Gilmar Roberto Camurra
Cristiane Barretto Sales
Carlos Raimar Schoeninger
Luis Carlos Plaster
Maria Tereza Pelicano David

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Phone: +55 11 7420-1172
E-mail: ri.telefonicabr@telefonica.com.br and ri@vivo.com.br

Information available on the website: http://www.telefonica.com.br/investidores.

APPENDIX I

COMBINED INCOME STATEMENT - MOBILE AND FIXED

R$ million	1Q10	2Q10	3Q10	4Q10	Accumulated 2010
Gross operating revenues	10,850.7	11,323.0	11,578.8	11,945.8	45,698.3
Net Operating Revenues	7,489.6	7,712.8	7,908.2	8,186.2	31,296.8
Mobile	3,684.6	3,912.0	4,039.6	4,292.1	15,928.3
Fixed	3,805.0	3,800.8	3,868.6	3,894.1	15,368.5
Operating costs	(4,940.4)	(4,906.1)	(5,061.0)	(5,078.6)	(19,986.1)
Personnel	(464.2)	(490.3)	(508.0)	(701.2)	(2,163.6)
Costs of services rendered	(2,423.9)	(2,424.1)	(2,433.0)	(2,440.7)	(9,721.8)
Interconnection	(1,159.6)	(1,127.7)	(1,109.3)	(1,122.7)	(4,519.3)
Third-party services	(635.6)	(672.5)	(679.7)	(675.7)	(2,663.4)
Others	(628.8)	(623.9)	(644.1)	(642.3)	(2,539.1)
Cost of goods sold	(461.8)	(430.2)	(473.4)	(439.5)	(1,805.0)
Selling expenses	(1,321.3)	(1,425.0)	(1,388.1)	(1,463.0)	(5,597.4)
Provision for bad debt	(157.1)	(149.9)	(123.9)	(125.0)	(556.0)
Third-party services	(995.8)	(1,132.8)	(1,134.3)	(1,211.9)	(4,474.7)
Others	(168.4)	(142.2)	(130.0)	(126.1)	(566.7)
General and administrative expenses	(265.9)	(303.4)	(286.2)	(308.2)	(1,163.8)
Third-party services	(211.6)	(249.0)	(235.6)	(245.5)	(941.8)
Others	(54.3)	(54.4)	(50.6)	(62.7)	(222.0)
Other operating revenue (expenses), net	(7.7)	163.2	32.2	274.8	462.5
Investment gains (losses)	4.5	3.7	(4.4)	(0.9)	2.9
EBITDA	2,549.2	2,806.7	2,847.2	3,107.6	11,310.6
Margin %	34.0%	36.4%	36.0%	38.0%	36.1%
Depreciation and Amortization	(1,315.7)	(1,301.7)	(1,042.3)	(1,035.1)	(4,694.9)
EBIT	1,233.5	1,504.9	1,804.8	2,072.5	6,615.8
Net Financial Income	(92.1)	(142.3)	(76.6)	(142.9)	(454.0)
Financial Revenues	258.4	158.4	181.2	108.5	706.5
Income from Financial Transactions	76.8	65.6	76.0	100.3	318.8
Monetary and exchange variations	74.7	57.2	62.9	20.3	215.1
Other financial revenues	106.8	37.2	42.3	24.8	211.1
(-) Pis and Cofins taxes	0.0	(1.6)	-	(36.9)	(38.5)
Financial Expenses	(350.5)	(300.7)	(257.8)	(251.4)	(1,160.5)
Financial Expenses	(287.5)	(255.7)	(213.9)	(227.4)	(984.6)
Monetary and exchange variations	(63.8)	(46.9)	(44.1)	(20.0)	(174.9)
Other financial expenses	0.8	1.9	0.2	(3.9)	(1.0)
Taxes	(464.5)	(478.3)	(479.0)	(447.4)	(1,869.2)
Net income	676.8	884.3	1,249.3	1,482.2	4,292.6